UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-39274

GAN LIMITED

(Translation of registrant’s name into English)

400 Spectrum Center Drive

Suite 1900

Irvine, CA 92618

+1.702.964.5777

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

On November 15, 2020 GAN Limited entered into a Share Exchange Agreement with Vincent Group p.l.c., a Malta public limited company doing business as “Coolbet.” Under the terms of the Share Exchange Agreement, GAN Limited will offer to acquire all of the outstanding equity in Coolbet in exchange for €149.1 million, which is expected to be paid in a combination of €80 million in cash and €69.1 million in GAN Limited ordinary shares.

Coolbet develops proprietary gaming and sportsbook software, which it licenses to gaming operators on a B2B basis. Coolbet also operates a B2C sports betting platform, primarily in Europe, holding gaming licenses in Estonian, Sweden and Malta. Coolbet is headquartered in Tallinn, Estonia with approximately 175 employees worldwide.

The Share Exchange Agreement contains customary closing conditions as well as representations, warranties and covenants for GAN Limited and Coolbet, including a requirement that holders of at least 75% of Coolbet’s outstanding shares accept the exchange offer which will initiate drag-along provisions in Coolbet’s charter to compel the remaining holders to accept the offer. GAN Limited has also agreed to use commercially reasonable efforts to secure equity or debt financing to provide additional capital to complete the exchange offer and to fund the operations of the combined company. The Share Exchange Agreement includes termination provisions for both parties, including the right to terminate by mutual consent and the right of either party to terminate the Share Exchange Agreement if the closing has not occurred on or prior to March 15, 2021.

The description of the Share Exchange Agreement is not complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is attached as exhibit 99.1 to this report and incorporated by reference. The Share Exchange Agreement has been included in this report to provide shareholders and investors with information regarding its terms. The Share Exchange Agreement is not intended to provide any other factual information about GAN Limited or Coolbet. The representations, warranties and covenants contained in the Share Exchange Agreement were made only for purposes of the Share Exchange Agreement and as of the specific date, were solely for the benefit of the parties, and are subject to materiality and other limitations agreed upon by the parties. Investors are not third-party beneficiaries under the Share Exchange Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of GAN Limited or Coolbet. Moreover, information regarding the representations and warranties may change after the date of the agreements and subsequent information may not be fully reflected in GAN Limited’s public disclosures.

GAN Limited issued a press release announcing the entry into the Share Exchange Agreement, a copy of which is attached as exhibit 99.2 to this report.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Share Exchange Agreement, dated November 15, 2020, among GAN Limited and Vincent Group p.l.c.
99.2	Press Release of GAN Limited, dated November 16, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAN LIMITED

	By:	/s/ Dermot S. Smurfit
Dermot S. Smurfit
Chief Executive Officer
Date: November 16, 2020

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